Exhibit 99.3

Aptorum Group Limited to Hold Annual General Meeting of Shareholders on December 20, 2023

NEW YORK & LONDON  --(BUSINESS WIRE)--November 16, 2023

Aptorum Group Limited (Nasdaq: APM) (“Aptorum Group” or “Aptorum”), a clinical stage biopharmaceutical company dedicated to meeting unmet medical needs in oncology, autoimmune diseases and infectious diseases, today announced that it will hold its 2023 annual general meeting of shareholders at its London office located at 17 Hanover Square, Mayfair London, England W1S 1BN at 1:00 p.m. London Time on December 20, 2023 (8:00 a.m. Eastern Standard Time on December 20, 2023).

Shareholders of record as of November 10, 2023 are entitled to receive notice of and vote at the annual general meeting. Aptorum filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2022, with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2023. Aptorum Group’s annual report on Form 20-F can be accessed in the investor section of Aptorum’s website at www.aptorumgroup.com, as well as on the SEC’s website at www.sec.gov. Shareholders may request a meeting notice, proxy card or hard copy of the annual report on Form 20-F, free of charge, by contacting investor.relations@aptorumgroup.com.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future.

As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299